Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,
	2012	2011
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(44,155)	$(6,465)
Additions:
Income tax expense	3,807	946
Noncontrolling interest in income of consolidated subsidiaries	3,035	4,132
Fixed charges, as shown below	28,521	24,473
Distributions received from equity-method investees	166	3,967
	35,529	33,518
Subtractions:
Equity in income (loss) of investees	306	334
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	306	334

Earnings as adjusted	$(8,932)	$26,719
Fixed charges:
Interest on indebtedness, expensed or capitalized	21,697	19,072
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,129	1,158
Interest within rent expense	5,695	4,243
Total fixed charges	$28,521	$24,473
Ratio of earnings to fixed charges	N/A	1.09
Fixed charge deficiency	$37,453	N/A